

VIA FACSIMILE AND U.S. MAIL

November 7, 2007

Arnaldo F. Galassi
Chief Financial Officer
Elixir Gaming Technologies, Inc
1120 Town Center Drive, Suite 260
Las Vegas, Nevada 89144

> **RE:** **Elixir Gaming Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 0-25855**

Dear Mr. Galassi:

We have reviewed your letter dated October 31, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements

Note 9. Convertible Debt With Warrants and Capital Leases Payable, page 41

1. We have read your response to comment three from our letter dated October 26, 2007. You indicate that the $4.4 million should be accounted for as a discount and netted against debt. However, it does not appear that you have allocated the proceeds of the debt between the debt and warrants based on the "relative fair value" of both the debt and warrants at the time of issuance. Please revise your financial statements to reflect your 8% notes being issued at a discount based on the "relative fair value" of both the notes and warrants at the time of issuance. See paragraph 16 of APB 14.

<u>FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007</u>

<u>Financial Statements</u>

<u>7. Securities Purchase and Product Participation Agreement, page 7</u>

2. We have read your response to comment five from our letter dated October 26,
    2007. You indicate that you believe costs should be deferred subject to a
    recoverability test and that based on your preliminary assessment, substantially all
    of those costs will be charged to expense in the quarter ended September 30,
    2007. We have the following comments:
    - Please tell us what costs you intend to defer and what costs do you intend to
      expense immediately. Please also tell us the related dollar amounts and how
      they were computed.
    - In the response to prior comment eight from our letter dated September 4,
      2007, you mentioned that these deferred costs would be amortized over five
      years. A much shorter amortization period would appear more appropriate
      under the circumstances, since there is no minimum lease period and you have
      no history of entering into this sort of arrangement in the past for which you
      have data to support a five year life. In any event, please tell us what
      amortization period you plan to use prior to the write-off of the deferred costs.
    - You indicate that your conclusions are based on preliminary assessments.
      Please confirm whether or not you plan to write-off these deferred costs in the
      quarter ended September 30, 2007.
    - Please show us what your disclosures will look like regarding your securities
      purchase and product participation agreement and the related write-off of the
      deferred costs associated with the transaction.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief